Filed Pursuant to Rule 253(g)(2)

File - 024-11754

Supplement No. 19 to Offering Circular dated April 11, 2024

Cityfunds I, LLC

1315 Manufacturing Street

Dallas, TX 75204

972-445-7320

Best Efforts Offering of Membership Interests

This Offering Circular Supplement No. 19 (the “Supplement”) relates to the Offering Circular of Cityfunds I, LLC (the “Company”), relating to the Company’s public offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering membership interests of each individual series listed below on a “best efforts” basis.

We are offering the following membership interests in individual series of our Company:

●	Series #Austin: up to $7,000,000 in membership interests at a price of $11.07* per membership interest;
●	Series #Dallas: up to $7,000,000 in membership interests at a price of $11.50** per membership interest;
●	Series #Miami: up to $7,000,000 in membership interests at a price of $11.44* per membership interest;
●	Series #Tampa: up to $7,000,000 in membership interests at a price of $11.31** per membership interest;
●	Series #Houston: up to $7,000,000 in membership interests at a price of $10.00 per membership interest;
●	Series #Nashville: up to $7,000,000 in membership interests at a price of $10.00 per membership interest;
●	Series #Phoenix: up to $7,000,000 in membership interests at a price of $10.00 per membership interest;
●	Series #Las Vegas: up to $7,000,000 in membership interests at a price of $10.00 per membership interest;
●	Series #Denver up to $7,000,000 in membership interests at a price of $10.00 per membership interest; and
●	Series #Los Angeles: up to $7,000,000 in membership interests at a price of $10.00 per membership interest.

* Adjusted as of March 15, 2024 to reflect updated NAV calculations as of January 31, 2024.

** Adjusted as of April 1, 2024 to reflect updated NAV calculations as of February 29, 2024.

With respect to the following two series, the NAVs have been revised to reflect new NAVs calculated as of February 29, 2024, which NAVs for these two series will become the series offering prices per membership interest for the next three months (or for the next month if the Manager determines, in its sole discretion, to update the NAV in the month of May), effective as of April 15, 2024, as indicated below:

●	Series #Austin: up to $7,000,000 in membership interests at a price of $11.09 per membership interest; and
●	Series #Miami: up to $7,000,000 in membership interests at a price of $11.47 per membership interest.

The remaining eight series will each continue to be offered at the prices indicated below:

●	Series #Dallas: up to $7,000,000 in membership interests at a price of $11.50 per membership interest;
●	Series #Tampa: up to $7,000,000 in membership interests at a price of $11.31 per membership interest;
●	Series #Houston: up to $7,000,000 in membership interests at a price of $10.00 per membership interest;

●	Series #Nashville: up to $7,000,000 in membership interests at a price of $10.00 per membership interest;
●	Series #Phoenix: up to $7,000,000 in membership interests at a price of $10.00 per membership interest;
●	Series #Las Vegas: up to $7,000,000 in membership interests at a price of $10.00 per membership interest;
●	Series #Denver: up to $7,000,000 in membership interests at a price of $10.00 per membership interest; and
●	Series #Los Angeles: up to $7,000,000 in membership interests at a price of $10.00 per membership interest.

NAVs for each series are determined using a process that reflects, among other matters, (1) an estimated value of the series’ investments, including related liabilities, based upon reports of the underlying residential real estate assets provided by an independent valuation expert or automated valuation models, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions on interests in the series and (4) estimated accruals of the revenues, fees and expenses of the series.

The following table provides a breakdown of the major components to the NAV for the following two series for which NAV has been revised to reflect NAV for these series as of February 29, 2024.

Components of NAV	Series #Austin	Series #Miami
Investments in real estate	$2,131,478	$1,177,448
Cash and cash equivalents	116,322	63,951
Accounts receivable	50,011	2,511
Mortgage notes and term loans	(476,259)	0
Current liabilities	(14,740)	(77,281)
Management fee payable	(6,908)	(4,466)
Net asset value	$1,799,904	$1,162,162
Number of outstanding interests	162,319	101,348
NAV per membership interest	$11.09	$11.47

The NAV components for the remaining eight series will be reported when NAV is revised from their current prices.

This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 9 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 19 to Offering Circular is April 11, 2024.